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                            December 7, 2022

       David Briones
       Chief Financial Officer
       Hoth Therapeutics, Inc.
       1 Rockefeller Plaza, Suite 1039
       New York, NY 10020

                                                        Re: Hoth Therapeutics,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 30,
2022
                                                            File No. 001-38803

       Dear David Briones:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Results of Operations
       Research and Development Expenses, page 45

   1. Please disclose the costs incurred during each period presented for each of your key research and
development projects. If you do not track your research and development costs by project,
please disclose that fact and explain why you do not maintain and evaluate research and
development costs by project. Provide other quantitative or
                                                        qualitative disclosure
that provides more transparency as to the type of research and development expenses
incurred (i.e. by nature or type of expense) which should reconcile to total research and
development expense on the Statements of Operations.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 David Briones
Hoth Therapeutics, Inc.
December 7, 2022
Page 2

absence of action by the staff.

      You may contact Vanessa Robertson at 202-551-3649 or Kevin W. Vaughn at 202-551-
3494 with any questions.



                                                      Sincerely,
FirstName LastNameDavid Briones
                                                      Division of Corporation
Finance
Comapany NameHoth Therapeutics, Inc.
                                                      Office of Life Sciences
December 7, 2022 Page 2
cc:       Haley Springer
FirstName LastName